SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2003

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F    x        Form 40-F ___

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___     No    x

SIGNATURES
Announcement About the Transfer of Real Estate Assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto
President

Date: August 28, 2003

For immediate release

August 28, 2003

Company name: Makita Corporation
Representative: Masahiko Goto, President
Code number: 6586
Stock exchange listings: First sections of the Tokyo and
                                            Nagoya stock exchanges

Announcement About the Transfer of Real Estate Assets

1. Reason for Transfer

     Makita’s head office is in Anjo City, Aichi Prefecture. The central medical care facility in the northern portion of Anjo City, Yachiyo Hospital, has found it necessary to relocate its operations due to the aging of its current facility and the revision of Japan’s Medical Treatment Law. In view of this, aiming to contribute to the society of its home region, Makita decided to transfer a portion of the land and buildings of its No. 3 Plant to Yachiyo Hospital. In connection with this, it was also decided to transfer land to the government of Anjo City for use as a public parking lot.

2. Assets to Be Transferred

Description of asset	Book value	Transfer price	Current status

Land and buildings at 2-249-1, Sumiyoshi-cho, Anjo City, Aichi Prefecture Land area; 32,389m2 Building floor space: 20,413m2	¥799 million	¥3,963 million	Used as a corporate parking lot and for other purposes until early August, 2003

Note:	Of the assets described above, 18,670m2 of land and all the buildings are to be transferred to Yachiyo Hospital, while 13,719m2 of land is to be transferred to Anjo City.

3. About the Receivers of the Assets

Name	Shinwakai Foundation Yachiyo Hospital Medical Corporation	Anjo City Land Development Public Corporation

Address	1-10-13, Toei-cho, Anjo City, Aichi Prefecture	18-23, Sakuramachi, Anjo City, Aichi Prefecture

Representative	Taichiro Sato	Kenji Omi

Capital	¥453 million (as of March 31, 2003)	—

Primary business	General hospital	Purchased on behalf of Anjo City for public use

Relationship with Makita	No special relationship	No special relationship

4. Date of Asset Transfer

August 28, 2003	Contract signing

September 18, 2003	Transfer of land and buildings ownership (to Yachiyo Hospital)

By March 31, 2004	Transfer of land ownership (to Anjo City Land Development Public Corporation)

5. Projection of Performance in the Current Fiscal Year

     Estimates of the profits realized in connection with the asset transfers have already been included among bases for performance projections.

(Reference) Projected Performance in the Current Fiscal Year and Actual Performance in the Previous Fiscal Year

Consolidated Performance (Announced on July 31, 2003) (millions of yen)

	Interim Period			Full Fiscal Year

		Income before			Income before
	Net sales	income taxes	Net income	Net sales	income taxes	Net income

Consolidated performance (Fiscal year ending March, 31, 2004)	87,000	8,200	4,000	176,500	14,200	7,000
Consolidated performance (Fiscal year ended March, 31, 2003)	87,648	4,423	3,137	175,603	9,292	6,723

Non-consolidated Performance (Announced on April 25, 2003) (millions of yen)

	Interim Period			Full Fiscal Year

	Net sales	Ordinary income	Net income	Net sales	Ordinary income	Net income

Non-consolidated performance (Fiscal year ending March, 31, 2004)	43,000	4,000	3,800	86,000	7,800	5,200
Non-consolidated performance (Fiscal year ended March, 31, 2003)	42,651	3,364	1,380	86,132	7,551	1,494

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.